SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 24, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s Identification (CNPJ) # 43.776.517/0001-80
Companies Registrar (NIRE) #35300016831

EXTRACT OF THE MINUTES OF 630th BOARD OF DIRECTORS’ MEETING

On February 24, 2005, at 09:00pm, summoned by the Board of Directors’ Chairman for an ordinary meeting, as per provisions of the Article 15 of Company’s Bylaws, at the meeting room located at Rua Bela Cintra, 847 – 10°andar, São Paulo, the Board of Directors’ members of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, appointed and undersigned herein have met... Giving continuation to the meeting, the Chairman of the Meeting presented the item IV of the agenda for appreciation, “Renegotiation of compensation conditions of the 5th issuance debentures”, and requested the CEO, Mr. Dalmo do Valle Nogueira Filho, the Chief Financial Officer and Investor Relations Officer, Mr. Rui de Britto Alvares Affonso, and the Funding and Investor Relations Superintendent, Mr. Mário Azevedo de Arruda Sampaio, to submit the matter, which was based on the Board of Directors’ Proposal # 08/2005, dated February 22, 2005, on the Board of Directors’ Resolution # 045/2005, dated February 22, 2005, on the FI Internal Communication # 013/2005, dated February 18, 2005, and in compliance with the provisions of item 4.11 of Clause IV of the “Deed of the 5th Issuance of Unsecured Simple Debentures, Not Convertible Into Shares, in Two Tranches for Public Distribution, of the Companhia de Saneamento Básico do Estado de São Paulo – SABESP”, as amended on April 29, 2002, May 13, 2002, and January 26, 2004 (the “Deed of Issuance”). The matter was discussed and thereafter it was voted, with unanimous approval of the new compensation conditions for debentures, which will be in effect during the new compensation period beginning on April 1, 2005 and ending on the final maturity of debentures, as follows:

(i)

The new compensation period, that is, the period during which compensation conditions shall remain unchanged for the first and second tranches, shall begin on April 1, 2005, and end on March 1, 2007, the debentures final maturity date.

(ii)

The first tranche debentures shall be entitled to compensation incurring on the balance of their unamortized unit face value, established based on the accrued daily average rates of the one-day DI - Interbank Deposits, known as "over extra group " expressed as a percentage per annum, based on a year of two hundred and fifty-two (252) business days, calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities) (the "DI Rate"), plus spread of one whole and ten hundredth percent (1.10%) per annum, calculated as from the renegotiation date, that is, April 1, 2005, in accordance with the formula established in the Deed of Issuance.

(iii)

The second tranche debentures shall have the unamortized unit face value updated from the issuance date, based on the IGP-M (General Market Price Index) calculated and published by the Fundação Getúlio Vargas, and shall be entitled to compensatory interest calculated based on a fixed rate of ten wholes and sixty-five hundredth percent (10.65%) per annum, incurring on the balance of updated unit face value of second tranche debentures, calculated based on business days elapsed, based on a year of tow hundred and fifty-two (252) days, from the renegotiation date, that is, April 1, 2005, in accordance with the formula established in the Deed of Issuance.

(iv)

The compensation payment of first tranche debentures, in the new compensation period, as determined in sub-item 4.4.1 of item 4.4 of Clause IV of the Deed of Issuance, shall be made on a quarterly basis, except for the last compensation payment, as follows:

1st tranche
1st payment	July 1, 2005
2nd payment	October 1, 2005
3rd payment	January 1, 2006
4th payment	April 1, 2006
5th payment	July 1, 2006
6th payment	October 1, 2006
7th payment	January 1, 2007
8th payment	March 1, 2007

(v)

The payment of compensatory interest of second tranche debentures, in the new compensation period, as determined in sub-item 4.4.2 of item 4.4 of Clause IV of Deed of Issuance, shall be made every year, on the dates described below, except for the last payment of compensatory interest, subject that the monetary update shall be paid together with the payment of the debentures unit face value, which should be made upon payment of amortization.

2nd tranche
1st payment	April 1, 2006
2nd payment	March 1, 2007

(vi)	The other conditions set forth in the Deed of Issuance which had not been changed by the resolution herein described shall apply to the compensation of debentures.

The Board of Directors has also authorized the Directors to publish this Notice to Debentures Holders informing the debentures renegotiation conditions, as well as to enter into the addenda to the Deed of Issuance, to reflect the approved renegotiation conditions. ..................... These Minutes, after approved, were signed by the Board members attending the meeting. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Alexander Bialer, Daniel Sonder, Fernando Maida Dall’Acqua, Gustavo de Sá e Silva, and Maria Helena Guimarães de Castro. São Paulo, February 24, 2005. Mauro Guilherme Jardim Arce, Board of Directors’ Chairman. Ligia Ourives da Cruz Ferreira, Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 24, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.